Filed Pursuant to Rule 425

of the Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934, as amended

Filer: Chiquita Brands International, Inc.

Subject Company: Chiquita Brands International, Inc.

Filer’s Commission File No.: 001-01550

Date: August 7, 2014

The following is a transcript of an earnings conference call held on August 7, 2014 relating to Chiquita Brands International, Inc.'s Second Quarter 2014 Earnings.

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EDITED TRANSCRIPT

CQB - Q2 2014 Chiquita Brands International Inc Earnings Call

EVENT DATE/TIME: AUGUST 07, 2014 / 01:00PM GMT

OVERVIEW:

CQB reported 2Q14 GAAP net income of $18m.

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1

AUGUST 07, 2014 / 01:00PM GM T, CQB - Q2 2014 Chiquita Brands International Inc Earnings Call

CORPORATE PARTICIPANTS

Steve Himes Chiquita Brands International, Inc. - Director, IR

Ed Lonergan Chiquita Brands International, Inc. - President, CEO

Brian Kocher Chiquita Brands International, Inc. - COO

Rick Frier Chiquita Brands International, Inc. - SVP, CFO

CONFERENCE CALL PARTICIPANTS

Mark Willliams Janney AMontgomery Scott - Analyst

Bryan Hunt Wells Fargo Securities, LLC - Analyst

Carla Casella JPMorgan Chase & Company - Analyst

Hal HoldenAnalyst

PRESENTATION

Operator

Good day, everyone. Welcome to Chiquita Brands second quarter 2014 earnings call. As a reminder, today's call is being recorded. At this time, I would like to turn the conference over to Mr. Steve Himes. Please go ahead. Sir.

Steve Himes - Chiquita Brands International, Inc. - Director, IR

Thank you, Allen. Good morning, everyone, and welcome to our second quarter 2014 earnings call. On the call today are, Ed Lonergan, President and Chief Executive Officer; Brian Kocher, Chief Operating Officer; and Rick Frier, our Chief Financial Officer. After today's prepared remarks, we will take questions, as time allows.

A copy of today's press release is available on the Company's website at www.Chiquita.com, and you may also contact Chiquita's Investor Relations Department at 980-636-5637 to receive a copy. It includes reconciliations to US GAAP of any non-GAAP financial measures that we mention today.

This call contains forward-looking statements regarding operating performance or industry developments, and any such statements are intended to fall under the Safe Harbor provided under the Securities Laws. Factors that could cause the results to differ materially are described in the forward-looking statement section of today's press release, and in Chiquita's SEC filings, including it's annual report on Form 10-K, and quarterly reports on Form 10-Q.

And with that, I will turn the call over to Ed.

Ed Lonergan - Chiquita Brands International, Inc. - President, CEO

Thank you, Steve. Good morning. Thank you all for joining us. Today, I will review the Company's performance and outlook for the bananas business, as well as update status of our merger with Fyffes. Brian will cover the salads and healthy snacks review, and Rick will run through our financial performance.

We are pleased to announce second quarter financial results that improved overall versus a year ago, and placed us back on track to delivering 2014 and our long-term goals, following the weather-related setbacks we experienced in Q1. As we will discuss, this quarter was not without its challenges, but the simple focus of our return to the core strategy is enabling us to manage through difficulties and to make progress toward our strategic goals. 20613.

For the second quarter, we are reporting adjusted EBITDA at $62 million, compared to $58 million in the second quarter of 2013.

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2

AUGUST 07, 2014 / 01:00PM GM T, CQB - Q2 2014 Chiquita Brands International Inc Earnings Call

Looking first at our banana business, we reviewed all key existing North American contracts,, upon their expiration, and continue to deliver incremental customer wins. These contract wins were driven by our quality initiatives and reflect share improvement with current customers as well as select new customer wins in attractive geographies with attractive conditions. We grew banana volume in North America almost 6% in Q2, 2014 versus 2013.

The renewed contracts have come with modest pricing increases, offset slightly by a lowered commodity surcharge. The surcharge, which is tied to the Platts Daily Price Tracker Index and adjusts accordingly, reflects lower bunker fuel prices versus the same period last year.

In Europe, we continue to prioritize business building with customers, who recognize and value our commitment to superior quality and service. In Q2, average US dollar pricing across our European markets, including the Med and Middle East was 8% above a year ago.

This reflects year-over-year benefit from higher Euro exchange rates, as well as local currency, contract pricing improvements. Our core European banana's volume was 200,000 boxes, and the Med was down 600,000 boxes, year on year. This reduction was due to shortfall in Chiquita's supply, relative to our demand, caused by difficulties procuring and shipping fruit in the quarter, which I will cover in more detail.

Both top and bottom line banana results have been impacted by the adverse growing conditions throughout the first half of the year. Unfortunately, the unique breadth of our sourcing model and owned farming has been impacted disproportionately versus the broader industry in 2014. Our network has experienced adverse conditions in Panama, Costa Rica, Northern Guatemala, and Honduras, concurrently.

While the entire industry is exposed to Costa Rica, Chiquita and its third-party growers represent the majority producers in Panama, Northern Guatemala, and Honduras. While the productivity at our farms remains above historic levels, we are performing below year-ago and below our 2014 plan on a boxes-per-stem basis.

As a result, we have faced fixed costs absorption impacts on our owned farms and have been required each week this year to make the difficult choice of buying volume in the spot market or forgoing sales. In either case, the choices we make comes with increased costs and inefficiencies in our production, purchasing, and shipping authorization, and reduce realization in the weekly markets. Concurrently, the trading markets in the Med and Black Sea were hurt by political instability throughout the year. There are now few ports in which there is demand and safe passage, and consumption in important Chiquita markets, like the Ukraine, has dropped substantially.

Meanwhile, Ecuador is experiencing good growing conditions and volume growth year on year. While Russia and China are currently absorbing more volumes, the political situation in the Med trading markets sent more industry fruit into the weekly pricing markets in Europe and North America, resulting in lower realization per box on these the non-contract sales versus the more balanced 2013 based period. We will continue to face difficult year-over-year weekly market pricing comparisons into Q3, due to the extraordinary conditions that existed into early September 2013.

Pricing may be supported short-term by some of the more recent weather events in the tropics, including the heavy rains and wind in Colombia. That said, Ecuador continues to produce ahead of a year ago, through the most recent measured periods, and we do anticipate the market will return to normal seasonal excess supply in late Q3 and Q4.

In the face of these issues, as noted in Q1, we are carefully managed our plans to mitigate risk. This includes shifting capital spend toward irrigating Panamanian and Costa Rican farms, carefully considering our purchase commitments, sourcing locations, and second-half fruit dispositions, and crafting substantial efficiency and flexibility enhancements to our shipping rotations in the US Gulf and in the Med.

In fact, we have completed infrastructure improvements to our Panamanian and Guatemalan ports and announced a port shift in New Orleans to accommodate a more flexible and lower cost container shipping operation to he US Gulf, to commence in Q4. We plan to make further efficiency improvements to our European Southern service, commencing Q1 2015. Of course, we believe the proposed merger with Fyffes will add further flexibility and benefit, driven by our highly-complementary and souring models, and further diversification of our sourcing countries. Ultimately, these actions are expected to reduce our cost per box.

With regard to the Fyffes merger, we continue to see the transaction as transformational for our combined businesses. As we have disclosed, we expect to secure at least $40 million of synergies, by combining our complementary operations. The breadth of portfolio and sourcing will mitigate risk and enable the combined company to serve customers more effectively and efficiently than either company alone could accomplish. While we are limited in the details we can divulge, our shareholder meetings are set for September 17, and regulatory processes are proceeding as expected.

We established an integration management office and critical workstreams have been identified. While today, we remain fierce competitors, we will be prepared for execution day one. With shareholder approval and receipt of the required regulatory clearances, our current expectation remains to close the transaction by the end of the year.

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3

AUGUST 07, 2014 / 01:00PM GM T, CQB - Q2 2014 Chiquita Brands International Inc Earnings Call

With, that I will turn the call over to Brian to discuss our commercial results and actions from the salads and healthy snacks businesses.

Brian Kocher - Chiquita Brands International, Inc. - COO

Thank you, Ed. We are pleased with the progress that we have made in the salads business in the second quarter, after weather-related disruptions that we experienced in North America in Q1. While we continue to compete for new contracts, our short-term focus is on growing business profitably with our current customers, through pricing and efficiency actions, mix enhancements, innovation, and continued velocity improvement.

We have seen improvements in the mix to more value-added products, which will be further added with market uptake of our innovation efforts. In the second quarter, we realized a 4.2% increase in pricing, resulting, principally, from an improvement in product mix within the Fresh Express brand. Our core innovations continue to perform well and we expect additional pricing in margin enhancement.

As we mentioned in our last call, starting with this current quarter, we have cycled out of our major 2013 salad contract win, and there are few large, new contracts available to win in 2014. We did not add any new customers in the quarter. However, we did see mix-related pricing gains in the quarter, offset by lower volume across retail food service and healthy snacks versus a year ago. Shelf velocity and promotional volumes came as expected. Overall results were negatively impacted by consolidation of certain retailers, promotional frequency, and food service consumption.

Critical to both our short-term and long-term success is the implementation of substantial changes to our value-added salad business announced in May. These changes, including announced reduction in certain SKUs and case pricing increases, mitigate some of the impact that we have seen from significant input cost increases over time, and enable progress towards our long-term goals.

These initiatives were effective in early July, and the positive impacts from these actions will begin to support our results in the third quarter. While our mid-contract change initiative was not received with elation, our customers have reacted positively and are working with us to improve our joint returns in this business.

While the preponderance of our second quarter sales effort was dedicated to these pricing initiatives, at the expense of some other volume-enhancing activities, our actions serve the long-term health of the business and no customer relationships were exited in the process. Importantly, we have been able to demonstrate to our customers the substantial impact of cost increases on the category, and both our internal organization and our customers understand the cost impacts will not lessen going forward.

Within our salad value chain, we continue to see efficiency improvements from the Midwest salad facility. The plant is fully operational and we remain on plan for both Q2 and 2014. As you know, our plant start-up represented an $18 million drag on earnings in 2013, and $7 million of this occurred in the second quarter of 2013. We have not experienced similar costs in 2014.

Salad supply and quality continues to be good in 2014. At this point, we have not experienced significant weather events. We have diversified supply, executed our yield enhancement initiatives, and managed the drought impact in California, most particularly impacting the seasonal transition source in Huron.

Finally, we also experienced reduced volumes in our food service, and processed fruit, and banana puree business. Food service volumes are down, on lower demand, although we have seen the overall food service business return to the stable levels that we would expect, as opposed to the reductions that we experienced in Q1, as a result of the difficult weather patterns that disrupted typical sales.

Our processed fruit plant in Costa Rica has suffered from the same fruit availability shortfall that impacted our core banana business.

I will now turn the call over to Rick to run through our financial results.

Rick Frier - Chiquita Brands International, Inc. - SVP, CFO

Thanks, Brian. The second quarter of 2014, we are reporting GAAP net income of $18 million, compared to GAAP net income of $31 million for the same period in 2013. For the reported period, any adjustments between our comparable operating income results and GAAP results are reconciled in a table in our press release.

For the quarter, we are also reporting comparable operating income of $46 million versus $42 million last year. Adjusted EBITDA for Q2 was $62 million in 2014, compared to $58 million in 2013, which represents 7% growth year over year.

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4

AUGUST 07, 2014 / 01:00PM GM T, CQB - Q2 2014 Chiquita Brands International Inc Earnings Call

Looking at our segments, we are reporting $537 million of comparable sales in our banana segment, compared to $519 million in the second quarter of 2013, an increase of almost 3.5%. The increase is primarily related to higher contract sales of bananas in North America, and the positive impact of higher Euro exchange rates that resulted in higher US dollar pricing on our European banana sales.

These benefits were offset by lower volumes available to support weekly pricing markets, most notably in Europe and the Mediterranean. Comparable operating income and bananas for the second quarter 2014 was $48 million, compared to income of $55 million in 2013. The decrease is a result of the higher sourcing and logistics costs Ed described earlier.

In the salads business, Q1 sales were $249 million versus $260 million last year, a decrease of approximately 4%. Higher pricing of retail, value-added salads of 4.2%, primarily due to product mix, was more than offset by lower volume of retail value-added salads, food service products, and processed fruit ingredients, as well as the exit of certain non-core businesses, subsequent to the base comparison period.

Comparable operating income in salads was $9 million in the quarter versus income of $3 million in 2013. The increase resulted principally from the realization of year-over-year benefits from improved performance and non-repeating transition charges at our Midwest salad facility. SG&A, excluding the expenses related to the proposed merger with Fyffes, was 11% down, compared to 2013, and was approximately 6.7% of sales.

Corporate overhead was $4 million less than the second quarter last year, on a comparable basis. And as we have said previously, we remain focused on driving further efficiencies as we move forward. Cash flow from operations was $46 million for second quarter of 2014, compared to $47 million provided by operations in the same period last year.

At the end of the quarter, cash was $55 million, and the Company had $92 million of ABL availability, net of amounts outstanding for letters of credit. We continue to like our liquidity position at this point of the year.

With that update, I would like to turn it back over to Ed to run through certain expectations for 2014 and closing remarks.

Ed Lonergan - Chiquita Brands International, Inc. - President, CEO

Thank you, Rick. We've made solid progress against key strategic work areas and we continue to realize benefits from our return to the core strategic choices. While we are behind last year in our year-to-date results, due to our Q1 performance, we believe we remain on track to our annual plan and our 36-month EBIT targets. This reflects our ongoing beliefs that both our broader bananas and salads markets will remain stable as the year progresses. As well, we expect to benefit from the Midwest salad plan efficiencies, and our salad ounce reduction, and pricing initiatives in the balance of the year.

While it's too early to predict the banana excess fruit season, the Colombian weather impact has tightened the market in a normal excess period, and continued Central American production issues are impacting supply. Finally, we'll begin to benefit from our new Gulf shipping rotation in Q4.

Before we go to questions, let me reiterate a couple of key message points. We continue to see incremental volume growth in our North American bananas business, as a result of the continued recognition that our quality commitment and brand drives sales velocity for our customers.

While adverse growing conditions have reduced banana productivity in key growing areas, relative to the sourcing plan, we are taking appropriate steps to mitigate these risks that will ultimately result in lower sourcing and logistics cost. We launched bold actions in our salad and healthy snacks segment to drive performance and results back to our plan.

We have found that customers understand our messages and we are working together to achieve profitability. We are confident that the actions we are taking across our core businesses will create profits in the second half of 2014 that carry forward to 2015, and we believe the fundamentals of our return to their core strategy.

The actions we have taken year-to-date in 2014 enhance that strategy and we continue on the trajectory to our long-term performance targets. Most importantly, the pending merger with Fyffes will create an enterprise, combining the best of both, to deliver better than (indiscernible) value to all our stakeholders.

With that update, Allen, let's open the call for questions. Thanks.

QUESTION AND ANSWER

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5

AUGUST 07, 2014 / 01:00PM GM T, CQB - Q2 2014 Chiquita Brands International Inc Earnings Call

Operator

Thank you, sir. (Operator Instructions.) We will pause for just a moment. We will take the first question from Brett Hundley.

Unidentified Participant - BB&T Capital Markets - Analyst

Hi, guys, this is Omar filling in for Brett. How are you doing today?

Ed Lonergan - Chiquita Brands International, Inc. - President, CEO

Good, how are you?

Unidentified Participant - BB&T Capital Markets - Analyst

I'm doing well. Doing well. The first question here is, we are glad to see the improvements in the salad business, but going forward, can we expect further, more than expansion, or is the increased pricing just simply to cover incremental costs?

Brian Kocher - Chiquita Brands International, Inc. - COO

Well, I think one of the things, Omar, that we wanted to do with the pricing actions is, we recognized in the first quarter that we needed to take some significant changes to the business model or we were not on track to achieve our long-term objectives. So, these changes that we have put in place, with support of the customers, and the work that they are helping us to do to drive joint margin enhancement, will get us back on track to deliver those long-term salad targets.

So, I think by definition, these increases were important to recover some costs, but also were important to get us back on track to deliver our long-term objectives in salad and healthy snack business.

Unidentified Participant - BB&T Capital Markets - Analyst

Got it. I guess, [with] your expectations, what some are of the variables that can throw your current estimates, going forward, especially for reaching the salad margin goals by the end of 2015?

Brian Kocher - Chiquita Brands International, Inc. - COO

I'm sorry, just to repeat, what are some of the variables that may impact us achieving that objective?

Unidentified Participant - BB&T Capital Markets - Analyst

Correct. Some of the variables that can have a negative impact and may not allow you guys to achieve that objective.

Brian Kocher - Chiquita Brands International, Inc. - COO

Well, I think we have a business plan that's based upon quality, service, and innovation. And so, part of that is also making sure that we've got sound, operational activities, so that we can deliver that at the right cost profile. So, what you've seen us working on, in Streamwood, the Midwest salad facility, was a good example of that.

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6

AUGUST 07, 2014 / 01:00PM GM T, CQB - Q2 2014 Chiquita Brands International Inc Earnings Call

You've seen us working on trying to shore up our operational activities, to give us the flexibility and the efficiency we need to deliver the products, the innovation, and the returns we need, in terms of quality. That is an example. Another example is that the work that we have done on agricultural operations. We haven't had any significant, noticeable weather events that have impacted our salads business in -- on the ag side, I should say, not on the revenue side, but on the ag side. It isn't that we haven't experienced any.

It's that the changes we have made in diversification, in yield enhancement, in drought management have helped us overcome those without being noticeable in the business. So, I think one aspect of those variables is continuing and shaping our manufacturing and value chain network, so that we're efficient, and effective, and can offer the quality, service, and innovation at the right component. I think another aspect is continuing our innovation plan. We have an innovation strategy that's yielded more new products in the last 18 months than in the last three years combined.

So, we need to continue innovating, and we expect that, and our customers expect that, and our consumers expect that. And then, clearly, one of the actions that we took this summer, the pricing actions, was to provide some emphasis on the fact that we have to recover costs. So we'll get some enhancement, margin enhancement with our innovation and our mix initiatives, but we also have to be able to work with our customers at a price side that's reasonable to recover the cost and provide the value that we are providing in the industry.

I think those are the big factors that will impact our success. And I would like to think of them as opportunities, as opposed to negative factors.

Unidentified Participant - BB&T Capital Markets - Analyst

Okay. That was very helpful. And switching over to the banana pricing, I guess you guys talked a little bit about it. Can you talk about the outlook for pricing in the back half of the year; and can pricing be seasonally stronger than expected this year?

Ed Lonergan - Chiquita Brands International, Inc. - President, CEO

That's probably the billion-dollar question for the industry right now. We can control what we can control. So certainly, most of the volume in the United States, call it 80-plus percent of our volume is contracted, and about 35% of our volume in Europe is contracted. So, we have an impact open on the realization and those contracts, and they've all been renewed at this point.

As we've noted, we've seen modest pricing improvement this those contracts, which is a shift from where the industry has been over the last several years. As well, in North America, we adjusted our surcharge to include both a bunker index, as well as a paper index, going forward, because we see those two large cost pools continuing to expand over time.

And so in those areas, we can certainly chart our own destiny. In the weekly pricing markets, that's highly dependent on the amount of fruit available today. What we have seen with the reduction in port availability in the Med, is more fruit in Europe and in North America for the weekly traders. And that has impacted pricing.

The wild card is excess fruit in the second half. The Colombian weather situation, and blowdown, certainly reduced cases in the market in July, but Ecuador continues to produce above year-ago. And as you probably recall, in August or so of a year ago, they had about a 20% increase year on year versus 2012.

As long as Ecuador produces aggressively, we don't see tremendous tightness in the market through the second half of the year. At the same time, we are hopeful that there is more balance than there was year-ago. And that reflects both continued difficulties in Central America--we don't see tremendous improvement in productivity at the moment, in any country--and, of course, the impacts of Colombia.

Brian, I don't know if there's anything else you want to add?

Brian Kocher - Chiquita Brands International, Inc. - COO

I think, Omar, also remember that last year, particularly in July and August, was a very good year for pricing. At that point in time, I think there was even some discussions about, was there a structural change in the market? And at that point in time, we said, look, we don't see it. I mean, it appears balanced now, but gave us some pricing support in 2013.

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7

AUGUST 07, 2014 / 01:00PM GM T, CQB - Q2 2014 Chiquita Brands International Inc Earnings Call

So, I would say for July and August, we also have some tough comps to manage through. Certainly, Colombia and the weather events that have taken some excess out of the market, but we would like to remain cautious and just look at every week, make the decisions we can make to optimize our cash flow for that week.

Unidentified Participant - BB&T Capital Markets - Analyst

Got it. Yes. That's very helpful. And just moving on to the merger with Fyffes, what level of concern do you guys have regarding some of the -- I guess there's been some talks in Congress, recently, about any potential changes to the (indiscernible) law from the US. How do you guys look at that? And are you guys concerned at all?

Brian Kocher - Chiquita Brands International, Inc. - COO

Yes. When we announced our transaction in March of this year, we certainly didn't anticipate the fire storm that's occurred, thanks to the number of (inaudible) mergers that have been announced, subsequently. I think it is really important to note that tax didn't motivate our transaction, and it wasn't a driver of our synergies.

We have very public reporting of the synergies that we're counting upon, and not a single dollar of those synergies comes from tax. And as you also know, we have substantial net operating losses in both the US and in Europe. So, the best thing that we could have happen to this company over time is that we pay more taxes, because it means that we are performing better.

For us, this merger was motivated by compelling business rationale, and we were merging two long-standing and very proud companies. One based in Ireland, with substantial business in Europe; and one based in the US, with substantial business across the world. At the end, we are going to have a merger of equals, led by an Irish CEO and an Irish CFO, who will be based in Dublin.

The share holding is split almost 50/50. And a majority of our volume and profitability will be in Europe, and a majority of our employees will be in the global market. I think, out of the 33,000 or 34,000 combined employees, 5,000 are in the US and the balance are not.

So, our objective is to be a great citizen of the United States and a great citizen of every country where we play, both in our growing markets and in our selling markets. And frankly, there is no impact of any of the discussed changes that would make us not want to progress with this deal and, in fact, there is no out for a change in tax treatment in this deal.

Unidentified Participant - BB&T Capital Markets - Analyst

And if the scenario comes around and there's some issue with the merger, do you guys have any backup plan, in case it doesn't go through?

Brian Kocher - Chiquita Brands International, Inc. - COO

Yes, the backup plan we have is the standalone plan that you have been looking at since we (inaudible) in 2012. And frankly, we're quite comfortable in that plan. The reason we chose to progress with the Fyffes merger is we think that it's plan-plus.

We think that by bringing the two companies together -- you know, if you think about the breadth of portfolio between the two businesses, with a substantial position in pineapples, a substantial position in melons, a substantial position in US and European banana and banana-like products, and a portfolio that ranges from private label to the best quality, branded product that you can find, there really isn't anything that a customer could ask for in this space that we couldn't deliver, as a combined company. And I couldn't say that today, yet, for Chiquita.

We are heading in that direction. As we've talked to you in the last calls, we've moved beyond selling just Chiquita-branded bananas, and just Fresh Express-branded salads to include private label, and organics, and over time, additional products, but this just speeds that process.

Unidentified Participant - BB&T Capital Markets - Analyst

Thanks for taking my questions, guys.

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8

AUGUST 07, 2014 / 01:00PM GM T, CQB - Q2 2014 Chiquita Brands International Inc Earnings Call

Rick Frier - Chiquita Brands International, Inc. - SVP, CFO

Sure.

Operator

Next, we'll go to Jonathan Feeney.

Mark Willliams - Janney AMontgomery Scott - Analyst

Good morning. This is Mark Williams for John.

Brian Kocher - Chiquita Brands International, Inc. - COO

Did you say "Mark"?

Mark Willliams - Janney AMontgomery Scott - Analyst

Hello?

Brian Kocher - Chiquita Brands International, Inc. - COO

Yes. Did you say "Mark"?

Mark Willliams - Janney AMontgomery Scott - Analyst

Yes. I'm sorry, this is Mark Williams on for John.

Ed Lonergan - Chiquita Brands International, Inc. - President, CEO

Yes, thanks, Mark.

Mark Willliams - Janney AMontgomery Scott - Analyst

Are there any other milestones besides the shareholder meetings this year for the deal? And can you just talk about how the regulatory views are progressing?

Ed Lonergan - Chiquita Brands International, Inc. - President, CEO

Yes. Well, obviously, there's really two key milestones remaining. One is the September 17 shareholder votes for the Fyffes and Chiquita shareholders. And the second is regulatory approval in Europe. And beyond that, we have satisfied the hurdles that we needed to satisfy when we announced in March. We are well in progress with the European Commission, and as we have said before, we still feel confident that we'll close by the end of the year.

Mark Willliams - Janney AMontgomery Scott - Analyst

Okay. Great. And (inaudible) that the contracts in the US are being renewed at modestly higher prices. I was wondering if you could also talk about the promotional activity in the US? What you are seeing on that front/ some traffic driving prices? But any color would be helpful.

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9

AUGUST 07, 2014 / 01:00PM GM T, CQB - Q2 2014 Chiquita Brands International Inc Earnings Call

Ed Lonergan - Chiquita Brands International, Inc. - President, CEO

Okay. Normally, we would see more promotional activity in the United States in the second half, as fruit becomes more broadly available. Obviously, in the first half, we tend not to see much, as we're all pretty tight. We have seen some retailer pricing investments in produce, overall, and in the banana category, within produce to drive traffic to stores. In fact, we were with one of our key partners this week talking about that.

Those represent retailer investments, driven by consumer insight data they have that says that drives basket size for them. At the same time, as we have incremental fruit available in the second half, we also work with our retailer partners to give them some opportunities to sell more bananas.

So, You generally will see more in the second half. At the moment, I would say most of the pricing that's happening in the US is investor driven -- sorry, retailer driven, not supported by manufacturers for their own purposes.

Mark Willliams - Janney AMontgomery Scott - Analyst

Got it. And the salads business, can you talk about the cost reductions that you are initiating, as of July? If there is a breadth of the reductions you can give, and an explanation?

Brian Kocher - Chiquita Brands International, Inc. - COO

Well, just remember, the impacts that went into July are, I would call them, more on pricing side. And primarily, they were a price increase across all cases and, then, resizing of certain SKUs throughout the portfolio. Those went into effect on July 7. We had broad support from 100% of our retail customers.

Again, I think as we said in our prepared remarks, no one is happy about receiving a mid-contract discussion on price increases, but our customers understand the cost impact that we have in this business. And just to be clear, across the board, costs are increasing. The labor is increasing; paper, plastics, conversion costs, certainly logistics. You probably know many of your customers are facing increased costs in trucking and logistic services.

So those are happening, and our customers recognize that and have worked to help us offset some of those costs and, then, mutually create some margin expansion opportunities for each other. So, I just wanted to clarify that, Mark, that we are facing cost increases. We expect those cost increases to continue, but this was a big step for us, for our customers, for the industry, to recognize that we had to deal with those cost increases in a way that could protect some margin.

Ed Lonergan - Chiquita Brands International, Inc. - President, CEO

Let me add just a couple of things on the cost containment side, just so we cover both sides. Obviously, the Streamwood plant transition. So, moving three plants and a warehouse into a single facility was designed to drive efficiencies for us. As we've noted, we don't anticipate incurring the $18 million of transition costs that we did last year again this year. We also expect to see some benefits from efficiencies in those facilities.

We are also working on the overall network, on all of our plans, to become more efficient in those plants. And volume, of course, is the best single plug to improve a plant's efficiency, but we are also looking at yields and productivity of our lines. I think the other thing that we should note is we are looking at our suppliers, across both bananas and salads, and having deep discussions with our suppliers around joint business development, about joint business planning, with the idea that we make both our businesses better. And a great example of that, in April of this year, we made a complete transition of supply of both our liner board, so the cardboard we use to make our banana boxes and all of our Fresh Express box supply, in the course of a month.

And that was about 200 SKUs of salad boxes, as well as the full supply of paper. That was not necessarily to save significantly, but it was a cost mitigation opportunity, and at the same time, an opportunity align with a supplier that was deeply committed, on a multi-functional basis and a top-to-top basis, to find ways to make the overall system more efficient.

So, we now have a joint business plan with that supplier that every six months we sit down top-to-top and review key building blocks to help us both. And that has included shifting the ports in which we ship liner out of, from the Gulf to the Northeast, because that was good for us; and managing plant supply, good for our supplier. So, those are the types of things that we are working on to either mitigate or reduce costs in our system, in addition to the pricing.

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10

AUGUST 07, 2014 / 01:00PM GM T, CQB - Q2 2014 Chiquita Brands International Inc Earnings Call

Brian Kocher - Chiquita Brands International, Inc. - COO

There isn't a day goes by that we don't talk about another project to try to mitigate cost increases and offset some of the commodity increases that we see. I think it is important for this industry and it's important for us and our customer relationships to know that we can't do that through cost mitigation efforts alone. There has to be some pricing support that helps us reach our returns and helps the customer reach their appropriate returns, as well.

Mark Willliams - Janney AMontgomery Scott - Analyst

Thank you, guys.

It certainly seems that complexity and alignment are part of delivering the profitability of the targets on salads. Has there been a shift in the pricing strategy, per se? I mean, is this just an improvement in price realization, or has there been a shift in pricing strategy towards more alignment with customers' kind of proven cost pricing?

Ed Lonergan - Chiquita Brands International, Inc. - President, CEO

I would say that industry, in both bananas and salads, over time, had not focused aggressively on pricing. And I think what we have done on both sides of the business is be very transparent with our customers about the impacts in our industry. Overall, no input costs are going down. Labor, no matter what you look at, nothing is going down. But the industry over time had not been able to recover those costs.

So, we are leading, in both bananas and salads, to help our customers understand the impacts we face, and to work with us to improve not only our profitability, but theirs, as well.

Mark Willliams - Janney AMontgomery Scott - Analyst

Right. And keeping on salads, you talked about the value-added business and all the innovation going on there. A few quarters ago, it seemed to be more of a focus on low cost and private label. Can you talk about how value-added versus private label has been trending; and whether you are still focused on growing that private label business? What (the trend is) on the value added-business, as well?

Ed Lonergan - Chiquita Brands International, Inc. - President, CEO

Yes. I would just be cautious to read too much into one move or the other. I think for the last 18 months, we have been very consistent in our approach. That we want to differentiate our business on quality, service, and innovation at the right price. So, cost optimization has to be a part of that. That includes aggressively going after private label.

It includes expanding the brand, where appropriate. It includes an aggressive innovation program, because we know that's one way to drive volume and loyalty in the consumers. So, it includes all of those factors. At any one point in time, one of those factors may be more significant news in a quarter's results. So, last year, we won a big flagship private label account that's performed very well, that's on the volume side, is probably exceeded our expectations a little bit. And we have managed to win a couple of other private labels, smaller in size and scope, but a couple of other private label accounts over the course of the year.

It doesn't mean at all, just because we necessarily didn't highlight that this quarter, it doesn't mean at all that we weren't still driving it. We aren't still happy with the performance and won't still continue to push that.

It's just this quarter, we have been focused on the pricing actions. In the salad business, it consumed most of the sales activity and effort for the quarter, but we are still focused on delivering volume growth and differentiation in the business through quality, service, and innovation at the right price.

Brian Kocher - Chiquita Brands International, Inc. - COO

I think we also noted in Q1, there really aren't any substantial private label contracts that are due in 2014.

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11

AUGUST 07, 2014 / 01:00PM GM T, CQB - Q2 2014 Chiquita Brands International Inc Earnings Call

Ed Lonergan - Chiquita Brands International, Inc. - President, CEO

Correct.

Brian Kocher - Chiquita Brands International, Inc. - COO

They really all come in 2015 and 2016.

Mark Willliams - Janney AMontgomery Scott - Analyst

Thank you. That's helpful. Lastly, do you have any visibility on where you might end the year on your salads margin towards your long-term 2015 target; I guess, where you might end 2014?

Brian Kocher - Chiquita Brands International, Inc. - COO

We really have not given that outlook, other than to say the steps that we took in the second quarter that are effective in the third quarter, the pricing, and the resizing of certain SKUs were necessary to keep us along the path to achieve our 2015 financial targets. And we think that the size and the significance of those changes will allow us to be along the path to achieve our 2015 targets.

Mark Willliams - Janney AMontgomery Scott - Analyst

Got it. Thank you very much, guys.

Operator

And next we'll go to Bryan Hunt.

Bryan Hunt - Wells Fargo Securities, LLC - Analyst

Thank you. When you look at the lack of productivity and the weather impacts in Central and South America on your banana businesses, is there any way you can quantify the volume impact to your business, where it could have been in Q2, relative to where it fell out, due to the lack of fruit?

Ed Lonergan - Chiquita Brands International, Inc. - President, CEO

Bryan, it's hard to say a specific volume number. but what we can give you is some color on the productivity impact. So, it's running about 10% reduction per stem, relative to where we have anticipated we would be and where we have been before. So, that's [two kilos] to three kilos, depending upon where you are in Central America, and that's been pretty consistent through every week of the year. And having been now in all the divisions this year, it's different causals in different parts of Central America; in Panama and Costa Rica, it was drought; in Honduras, Sigatooka, and Guatemala, blowdowns in the North.

Every time we think we are moving beyond this, then there are a few other little things that come along. So, Mexico had a blowdown three weeks ago, so we are keeping an eye on things. We are doing the right things from a productivity perspective. We are rejuvenating farms. We are replacing irrigation. We don't think this is a long-term situation.

But I shouldn't say that. We think that there are weather and pattern changes in Panama and Costa Rica that require differences in how we farm. No question about it. But, we think the balance are short-term in nature. Normally, we would be in the spot market for the first, I don't know, quarter. This year, we're still in the spot market. And exiting now.

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12

AUGUST 07, 2014 / 01:00PM GM T, CQB - Q2 2014 Chiquita Brands International Inc Earnings Call

So, that's atypical for the way Chiquita would manage the business, but it's just what we have run into. And that's why we've said, every week, we make the difficult choice, do we buy or not buy? And we look at that against what we are able to sell for, and if we can make a profit, at the cost price in the spot market, and the selling price in the weekly market, then we buy; if we can't, then we don't. So, we noted 200,000-box shortfall in core Europe. 600,000 in the Med. Clearly, the [600,000] in the Med is all about making the decision every week whether we want to put product there. And in core Europe, it was basically the same discussion.

Bryan Hunt - Wells Fargo Securities, LLC - Analyst

So, when I think about you all being in the spot market, up until, here we are, beginning of August versus only being through March, is there any way you can quantify the cost of it on a relative basis, as well?

Brian Kocher - Chiquita Brands International, Inc. - COO

Well, Bryan, we haven't disclosed that cost impact for the second quarter, but let me remind you, in the first quarter, we said it was about $9 million of impact, just to kind of gauge that. I think the other thing that's important to remember is that we are constantly managing through a continuum. If you remember last year, we had, I would say, about as much excess fruit as we planned, but it was significant, and we felt a significant financial impact to last year.

This year, we intentionally went in and decided that we would have a little less excess fruit. So, we contracted for less fruit, which inherently puts us at a little bit more exposure to weather events in the first half of 2014, and we felt the impact of that. We constantly look at this as a continuum. We try not to make big swings.

When you make big swings in your fruit level and your excess fruit position, you almost always end up on the wrong side of that transaction, but we changed our outlook on committed volume by 50,000 boxes a week, and you can feel it. Over the first half, that would have been another 1.2 million boxes in the portfolio. So, just trying to give you a flavor of what we're seeing, and what we're trying to do, and how our design can have impacts on the business.

I think the important part, as Ed said, each week, we are making a decision on what can drive the most cash for our business. And we are either selling it or choosing not to buy it, and in either case, it probably is going to add more cost to the system than what we'd planned on.

Ed Lonergan - Chiquita Brands International, Inc. - President, CEO

I think the important news, as we look to the second last of the year, is we anticipate having less excess fruit than we had last year. Both from our decisions on contract purchasing and, as well, on what's happened over the course of the year.

Bryan Hunt - Wells Fargo Securities, LLC - Analyst

Okay. Two last questions. One, when we look at the drought impact, this time of year, it's our perspective that it has less of an issue because you can source lettuce from pretty much anywhere in the US, but it has the potential to pose some risks to your business late in Q3, Q4, or Q1. Can you talk about the risk to the business and the challenges you will face in the bag salad business, as lettuce production transfers back to Arizona, Mexico and California, from the drought?

Ed Lonergan - Chiquita Brands International, Inc. - President, CEO

We spent a lot of time looking at the end of 2013 planning for 2014, trying to make sure we had better diversification of supply, different growing regions. We planted some excess supply in different geographies to try to add more diversification. So, we've tried to do a lot of that. In addition to some of the things that you mentioned, about in the summertime, we have even more geographic diversity. We also have irrigation in the lettuce fields.

So far this year, we have been able to manage it through diversification, irrigation, yield enhancement, some things of that nature. We have already made plans on the transition from California to Arizona and, then, back to Arizona to California for the next year. Again, mostly in terms of what type of excess supply levels would we like to plant? Where are we going to plant, which is different than what we have done in the previous years to minimize the impact. I mean Huron, in particular, is really facing some water shortage, so we have already have plans in place to work around that a little bit.

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13

AUGUST 07, 2014 / 01:00PM GM T, CQB - Q2 2014 Chiquita Brands International Inc Earnings Call

So, it's something that our Ag Ops Groups think about everyday, Bryan, on our future planning. And clearly, if we don't get rain ever again, that's a problem, but we think, at least for the foreseeable future, we've put the plans in place to manage through that risk as best as we can. We will face some cost pressures for that too, but again, we have been very transparent with our customers and they are helping us work through some of that.

Bryan Hunt - Wells Fargo Securities, LLC - Analyst

Alright. And, Ed, you have talked about the big cost savings initiatives in the business since the day you stepped in the door and there's been some pretty big and lumpy achievements, but I think you with had talked about coming into 2014, there was an opportunity around [non-sellables] and other corporate overhead reductions. Can you talk about where you are in that strategy, or continuum, and whether you see any sizable cost savings opportunities, as we transition from 2014 into 2015?

Ed Lonergan - Chiquita Brands International, Inc. - President, CEO

Yes. Big and lumpy, I like that. We do have a Strategic Sourcing Team and we have identified a broad group of suppliers that we think are strategic partners to Chiquita. In fact, I spent last week on the road to a number of suppliers of our Fresh Express business, talking through opportunities to create efficiencies for both sides.

And, in some cases, as I said, we talked a bit about our liner board and box situation, substantial spend--that's a market where we don't see reductions over time--but we did find a supplier who is willing to collaborate deeply with us, in a way that hasn't happened broadly in that industry. And so, we've built into our plans, with that supplier, efficiency improvements on both sides. And so that feels good to us.

On the logistics side we are working the same thing, on inland freight, the partnerships with suppliers, to mitigate cost. You know that there's substantial increases, particularly in North America over the coming years, and so that's been important to us. And then we mentioned briefly in the commentary that we made a substantial change in our Gulf shipping rotation.

That required us to invest pretty significantly in our Guatemalan port, to place short cranes in that port. And we will be shifting Q4 to much larger vessels that are shared with a partner, and that [allow] us significant flexibility on moving product, both North and South via containers.

We haven't run the rotation once, yet, so we haven't put a number on the table, yet. By the next earnings call, we'll give you the number. We wouldn't be making those substantial investments in Guatemala, or the substantial changes in our network, if we didn't think the savings were significant. At the same time, we see a tremendous opportunity in our Southern service to Europe.

Obviously, all independent of whatever we do at Fyffes. The primary overlap there is on the North Europe service. And so, we will also talk a little bit more when we get together next time on the changes there; combined, those are substantial. That said, we also, as Brian said, see cost increases everywhere. And certainly, in labor, in the tropics, labor in our US plants, and so, we are looking at ways to be more efficient in all that we do.

So, continued focus on rejuvenating farms, on getting more output from the hectares that we operate, critically important. Those are some of the big ones. Most of the others are a bit here and a bit there that add up to some benefits over time.

Brian, I don't know if there's anything or --

Brian Kocher - Chiquita Brands International, Inc. - COO

I think it's also been fair to say that the progress we've made in substantial savings has, to a certain extent, been used to really offset increases, as opposed to deliver bottom line results. I mean, take the trucking and logistics example, Bryan. I mean, if you look at the liner, the liner metrics for the last six months, line haul costs have increased 18%.

So, even the work that we do is really helping offset or mitigate some of these increase, as opposed to delivering net/net savings. And that's a little different than, maybe, what we were anticipating a year ago, let's say, or 15 months ago.

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14

AUGUST 07, 2014 / 01:00PM GM T, CQB - Q2 2014 Chiquita Brands International Inc Earnings Call

Rick Frier - Chiquita Brands International, Inc. - SVP, CFO

I would add also on the SG&A side, wherever we can control costs, we are very aggressive on that. So, we focused on the head count, the compensation areas, you name it; where it's variable, we are heavy on that, as far as a focus goes. And we have dropped our percent, as I mentioned earlier, of revenues, of SG&A's revenues, to 6.7% again; 7.7% again last year. Good progress there. We are chipping away and we will continue to chip away at that.

Bryan Hunt - Wells Fargo Securities, LLC - Analyst

And I lied. Based on all the work you all have done in bananas and in the bagged salads, and the cost reduction efforts, as well as on the overall head level, do you believe you all are cost leader when you benchmark against your key competitors? And if not, how close are you?

Ed Lonergan - Chiquita Brands International, Inc. - President, CEO

No, we are not the cost leader, that's clear, but our strategic direction is not to be. I mean, at the end of the day, Brian said it well, we believe winning with the brands that we have is built around quality and food safety, around innovation and differentiated service, at the right cost.

So, what I heard from our customers when I first came to this business is, your brands are worth something. They drive more traffic to my stores, so I value those brands. I'm just not willing to pay the tax that you are charging me, based on your bloated overheads, and so on. I think we have made good progress. At one point, our SG&A was 11% of sales. So, 6.7% is a major change. And we have taken costs out of our supply chain.

Now, life would be much easier if we were managing a consumer products' business, where we were buying stuff, converting it, and selling it. We're managing a business that is dependent upon whatever deity you want to think of out there, to determine whether we get water, whether we have events that impact our business, and it's been substantial over the last two years.

So, I think Rick said it well, when you can't control all the elements of your value chain, you darn well better control the ones that are in your circle of influence, and that's what we are trying to do. I think, at the end, being very efficient in our plants and being very efficient in our shipping, we think our shipping is probably best in class. But we are taking on some costs, for example, we have a different spec for our bananas than the industry at-large, and that spec costs us more money. We leave more fruit behind at the farm. That's a choice we make.

We could follow the industry, and we could pack more fruit into the box, but then, how do we justify the pricing differential that we get? You can't. I'm a firm believer, you are either the lower cost guy, or you have differentiation that you can defend, and what we're trying to do is get the right cost so the differentiation we have is worth money to our customers.

Bryan Hunt - Wells Fargo Securities, LLC - Analyst

All right. I won't take any more of your time. I appreciate your answers. Thank you.

Ed Lonergan - Chiquita Brands International, Inc. - President, CEO

Thanks, Bryan.

Operator

We will take a question from Carla Casella.

Carla Casella - JPMorgan Chase & Company - Analyst

Hi, I had to jump on a little bit late, and so I may have missed this, and I apologize. On cost cutting you made, you mentioned you largely implemented it in July, did you give the cadence of when we would see the savings, or any magnitude of the savings, for the back half of this year or for next year?

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15

AUGUST 07, 2014 / 01:00PM GM T, CQB - Q2 2014 Chiquita Brands International Inc Earnings Call

Brian Kocher - Chiquita Brands International, Inc. - COO

Yes, Carla, just to make sure we clarify, what we talked about being implemented in July was the initiative we spent in the second quarter in our salads business, which was associated with, one, a price increase across all cases; and two, a resizing of certain SKUs that would help change the profit profile on those products.

So, both of those were effective at the beginning of July and both, we said, would help support our results in the third quarter in the second half, so that we were on a trajectory that would allow us to meet our stated goal for 2016, our stated margin targets.

Carla Casella - JPMorgan Chase & Company - Analyst

Okay. And you've not seen any pressure on volumes, as a result?

Brian Kocher - Chiquita Brands International, Inc. - COO

Well, again, it went in on July 7. It's early still, but we tried to do it in a smart way. I think if we would have hit all price or all sizing, we would have destroyed a consumer value proposition, and we didn't want to do that. So, we focused on a combination of both, and that was by design. So, it's still early. I would not say we have seen any identifiable impact in volumes.

Ed Lonergan - Chiquita Brands International, Inc. - President, CEO

I think what Brian did note is, our sales organization definitely spent 98% of their time during Q2, telling this into our customers. Clearly, we took their eye off some of the opportunistic, promotional activities they would normally be spending their time on and, also, took their eye off selling and some of the innovations, which we are now jumping into.

Carla Casella - JPMorgan Chase & Company - Analyst

Okay. Great. That's helpful. The rest of my questions have been answered. So thanks.

Ed Lonergan - Chiquita Brands International, Inc. - President, CEO

Good to have you back.

Brian Kocher - Chiquita Brands International, Inc. - COO

Okay, Carla.

Ed Lonergan - Chiquita Brands International, Inc. - President, CEO

Thanks.

Operator

And we'll take the final question from (Hal Holden).

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16

AUGUST 07, 2014 / 01:00PM GM T, CQB - Q2 2014 Chiquita Brands International Inc Earnings Call

Hal Holden Analyst

Thanks for taking the [call]. I have two very quick ones. On the potential to irrigate the Latin American farms, can you give us a sense of how much that costs, or if you expanded that further, would that be a change in the CapEx (indiscernible)?

Ed Lonergan - Chiquita Brands International, Inc. - President, CEO

What we said, I think in Q1, is that we don't anticipate changing our CapEx spend going forward, but we can choose where to spend that CapEx, and this year's CapEx, on the banana side of the business, primarily was invested in ports in both Panama and Guatemala, to ready us for our new rotations. We did some rejuvenation of farms; some irrigation of farms.

We do have farms irrigated in Costa Rica and Panama that we can, then, benchmark against farms that aren't so we know there's a productivity difference this year between those farms and, then, we can term the [payoff]. Next year, a substantial portion of our bananas CapEx will go to irrigating those two countries. It's going to take us, I think we said in first quarter, several years to irrigate all the farms.

We are probably talking three to four years to get everything in. But you shouldn't anticipate us spending more to get there.

Hal Holden Analyst

Okay. Great. And then the second question is, assume there's no impact from potential Russian sanction on foods to you guys?

Ed Lonergan - Chiquita Brands International, Inc. - President, CEO

Well, obviously, bananas are important to Russia and bananas are [sourced] mostly through traders, from primarily Ecuador. And so Ecuador is not in the list of sanctioned countries and the business that we do is through local players, so we don't anticipate change there either.

At the end, we do anticipate Russia will consume more bananas over the next month, if these sanctions go into play, because it replaces many fruits that are going to become scarce in the country. That said, all the fruits that were headed to Russia from Europe are going end up in Europe.

And so, I wouldn't anticipate, for the banana industry, there's any help or hurt from these substantial changes, assuming they go into play, and we'll just have to see how it comes together in the quarter.

Hal Holden Analyst

Great thank you very much.

Ed Lonergan - Chiquita Brands International, Inc. - President, CEO

Sure.

Operator

There are no further questions at this time. I would like to turn it back to our speakers for any additional remarks.

Ed Lonergan - Chiquita Brands International, Inc. - President, CEO

Okay. Thanks, Allen. Thank you very much for your questions and for joining us today. We look forward to updating you on Chiquita's continued progress as we move through the year. Have a great day.

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17

AUGUST 07, 2014 / 01:00PM GM T, CQB - Q2 2014 Chiquita Brands International Inc Earnings Call

Operator

And that does conclude today's call. We thank everyone again for their participation.

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18

FORWARD-LOOKING STATEMENTS

This communication contains certain statements that are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995.  These statements are subject to a number of assumptions, risks and uncertainties, many of which are beyond the control of Chiquita, including: the customary risks experienced by global food companies, such as prices for commodity and other inputs, currency exchange rate fluctuations, industry and competitive conditions (all of which may be more unpredictable in light of continuing uncertainty in the global economic environment), government regulations, food safety issues and product recalls affecting the company or the industry, labor relations, taxes, political instability and terrorism; challenges in implementing the relocation of its corporate headquarters and other North American corporate functions to Charlotte, North Carolina; challenges in implementing restructuring and leadership changes announced in August and October 2012 including its ability to achieve the cost savings and other benefits from the restructuring; unusual weather events, conditions or crop risks; continued ability to access the capital and credit markets on commercially reasonable terms and comply with the terms of its debt instruments; access to and cost of financing; the risk that any business to be combined with those of the company cannot be integrated successfully or the anticipated benefits or synergies cannot be fully realized or may take longer to realize than anticipated; and the outcome of pending litigation and governmental investigations involving the company, as well as the legal fees and other costs incurred in connection with such items.

Any forward-looking statements made in this communication speak as of the date made and are not guarantees of future performance.  Actual results or developments may differ materially from the expectations expressed or implied in the forward-looking statements, and the company undertakes no obligation to update any such statements.  Additional information on factors that could influence Chiquita's financial results is included in its SEC filings, including its Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and Registration Statements on Form S-4.

No Offer or Solicitation

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction pursuant to the proposed combination of Chiquita and  Fyffes plc, a public limited company organized under the laws of Ireland ("Fyffes") or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

No Profit Forecast/Asset Valuation

No statement in this communication is intended to constitute a profit forecast or asset valuation for any period, nor should any statements be interpreted to mean that earnings or earnings per share will necessarily be greater or lesser than those for the relevant preceding financial periods for Chiquita, Fyffes or ChiquitaFyffes Limited, as appropriate. The terms "profit forecast" and "asset valuation" as used in this context shall have the meanings given to them in the Irish Takeover Panel Act 1997, Takeover Rules 2013.

Important Additional Information Has Been Filed and Will Be Filed with the SEC

ChiquitaFyffes Limited, a private limited company organized under the laws of Ireland (“ChiquitaFyffes”) has filed with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 that includes a Proxy Statement that also constitutes a Prospectus of ChiquitaFyffes. The registration statement was declared effective by the SEC on July 25, 2014. The Form S-4 also includes the Scheme Circular and Explanatory Statement required to be sent to Fyffes shareholders for the purpose of seeking their approval of the combination. Each of Chiquita and Fyffes is in the process of mailing to their respective shareholders the definitive Proxy Statement/Prospectus/Scheme Circular in connection with the proposed combination of Chiquita and Fyffes and related transactions. INVESTORS AND SHAREHOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS/SCHEME CIRCULAR (INCLUDING THE SCHEME EXPLANATORY STATEMENT) AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT CHIQUITA, FYFFES, CHIQUITAFYFFES, THE COMBINATION AND RELATED MATTERS. Investors and security holders will be able to obtain free copies of the definitive Proxy Statement/Prospectus/Scheme Circular (including the Scheme) and other documents filed with the SEC by ChiquitaFyffes, Chiquita and Fyffes through the website maintained by the SEC at www.sec.gov. In addition, investors and shareholders will be able to obtain free copies of the definitive Proxy Statement/Prospectus/Scheme Circular (including the Scheme) and other documents filed by Chiquita, Fyffes and ChiquitaFyffes with the SEC by contacting Chiquita Investor Relations at: Chiquita Brands International, Inc., c/o Corporate Secretary, 550 South Caldwell Street, Charlotte, North Carolina 28202 or by calling (980) 636-5000, or by contacting Fyffes Investor Relations at c/o Seamus Keenan, Company Secretary, Fyffes, 29 North Anne Street, Dublin 7, Ireland or by calling + 353 1 887 2700.

Participants in the Solicitation

Chiquita, Fyffes, ChiquitaFyffes and their respective directors and executive officers may be considered participants in the solicitation of proxies in connection with the combination. Information about the directors and executive officers of Fyffes is set forth in its Annual Report for the year ended December 31, 2013, which was published on April 11, 2014 and is available on the Fyffes website at www.fyffes.com. Information about the directors and executive officers of Chiquita is set forth in its Annual Report on Form 10-K for the year ended December 31, 2013, which was filed with the SEC on March 4, 2014, and its proxy statement for its 2014 annual meeting of shareholders, which was filed with the SEC on April 11, 2014. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the Proxy Statement/Prospectus/Scheme Circular described above and other relevant materials to be filed with the SEC when they become available.

The Directors of Chiquita Brands International, Inc. accept responsibility for the information contained in this communication. To the best of their knowledge and belief (having taken all reasonable care to ensure such is the case), the information contained in this communication is in accordance with the facts and does not omit anything likely to affect the import of such information.

Any holder of 1% or more of any class of relevant securities of Chiquita Brands International, Inc. or of Fyffes plc may have disclosure obligations under Rule 8.3 of the Irish Takeover Panel Act, 1997, Takeover Rules 2013.